

May 18, 2021

Ron Zwanziger
Chief Executive Officer, Chairman and Director
LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108
Cayman Islands

  Re: LumiraDx Limited
    Draft Registration Statement on Form F-4
    Submitted April 20, 2021
    CIK 0001685428

Dear Mr. Zwanziger:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

Cover Page

1. Please revise the prospectus cover page and the Prospectus Summary to disclose the expected ownership percentages in the combined company of CAH's public stockholders, the Sponsor, LumiraDx's directors, executive officers and their affiliates, and LumiraDx's other current stockholders. Please also include the voting power in the combined company that will be held by each group and explain the difference between LumiraDx's common shares and ordinary shares.

Market and Industry Data, page iv

2.	We note your disclosure on page iv indicating that industry and market data could prove to be inaccurate, certain information in the prospectus cannot be verified with complete certainty and that LumiraDx does not know all of the assumptions that were used in preparing the forecasts that appear in the prospectus. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.

Questions and Answers About the Proposals and the Special Meeting
Did the CAH board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?, page viii

3.	CAH's registration statement for its initial public offering states that in the event it seeks to complete your initial business combination with a company that is affiliated with CAH's sponsors, officers or directors, it will obtain a fairness opinion. We further note that CAH's sponsor's members include partners and employees of Covington Associates, LLC. Disclosure throughout the prospectus, including on page x, indicates that Covington Associates has longstanding relationships with both LumiraDx's founders and with LumiraDx itself. Please revise the response to this question, as well as the disclosure under the "CAH's Board of Directors' Reasons for Approval of the Merger" heading on page 3, to explain why CAH's board of directors did not obtain a third-party valuation or fairness opinion in light of its sponsor's relationship with LumiraDx. In your revisions, please also state whether CAH's board of directors took any measures, including the formation of an independent committee of the board, to ensure that it was able to independently determine LumiraDx's fair market value.

Information About the Companies, page 1

4.	Please revise your disclosure in this section, as well as in the "Business of LumiraDx" section, where appropriate, to discuss details of the test strip recall in January 2021 referenced on page 41 of the prospectus.

CAH's Board of Directors' Reasons for Approval of the Merger, page 3

5.	We note your statement on page 4 indicating that LumiraDx is now delivering "among the best performing assays" in the market at the POC. Please revise your disclosure to provide the basis for this statement, particularly in light of your disclosure on page 41 regarding recalls of test strips.

6.	We note your statement that CAH's Board assessed that LumiraDX can address an over $50 billion global market opportunity with the Platform. Please revise your disclosure to include the source that provided this market opportunity assessment. Please also provide us with the analysis that supports this statement.

Related Agreements
Sponsor Agreement, page 6

7. Your disclosure in this section indicates that "certain existing stockholders of CAH", in addition to the sponsor, have agreed to vote in favor of the proposals presented in the prospectus. Please revise to quantify what percentage of CAH's outstanding shares are covered by the Sponsor Agreement. Please also revise to disclose what percentage of the CAH public shares must be redeem in order for the sponsor to forfeit a percentage of the CAH founder shares and clarify whether the percentage of public shares redeemed directly corresponds to the percentage that would be forfeited (e.g. if 40% of the CAH public shares are redeemed, 40% of the CAH founder shares will be forfeited).

Registration Rights Agreement, page 7

8. Please revise your disclosure to clarify what percentage of LumiraDx's outstanding shares following the Merger will have registration rights.

Implications of Being an Emerging Growth Company, page 9

9. Your disclosure indicates that you have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, you can adopt the new or revised standard at the time private companies adopt the new or revised standard. However, on pages 69 (Risk Factors) and 225 (MD&A), you disclose that the company has irrevocably elected not to avail itself of this extended transition period and as a result, will adopt new and revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Please revise to clarify which of these positions you have taken and present consistently throughout the filing.

Comparative Per Share Data, page 16

10. With reference to the pro forma total shareholders' equity amounts and basic and diluted outstanding shares reflected on pages 194 and 195, please assess the accuracy of the combined pro forma and pro forma equivalent book value per share amounts of $4.74 and $4.07.

Risks Related to Our Business and Operations Following the Merger
The ability of our U.S. subsidiaries to use net operating loss carryforwards..., page 65

11. Please quantify your net operating loss carryforwards.

Proposal No. 1 -- The Merger Proposal
Closing Conditions, page 107

12. Please revise your disclosure in this section to identify which of the conditions to closing can be waived.

Background of the Merger, page 110

13.   Your disclosure on page 112 indicates that that CAH reviewed LumiraDx's financial information, comparable company valuation analyses and recent arm's-length valuations, among other items, in negotiating a $5-6 billion potential pre-money equity value. Please revise your disclosure in this section to provide more detail regarding how CAH's management determined that a value of $5-6 billion for LumiraDx was supportable. Please also revise, where appropriate, to disclose the "comparable company valuation analyses" and "recent arm's-length valuations" that CAH received, including the valuation in a round of financing that LumiraDx raised in the fall of 2020, referred to on page 113. To the extent that the management or board of directors of CAH relied on financial information regarding LumiraDx which is not currently included in the prospectus, please revise to include this information.

14.   Please revise this section, where appropriate, to disclose why LumiraDx decided to delay its traditional initial public offering in order to pursue potential M&A alternatives, including deSPAC transactions, as referenced on page 112.

Business of LumiraDx
Our Products, page 153

15.   Please revise your disclosure in this section, or elsewhere in the Business section, as appropriate, to discuss which of your products currently generate revenue and your reliance on any key customers. For guidance, please refer to Item 4.B. of Form 20-F, incorporated into Item 14 of Form F-4.

D-Dimer Test, page 163

16.   Please revise your description of "the method comparison" described on page 163 to disclose the purpose of the comparison and to explain the significance of the findings described in the results table and the paragraph that precedes the table, including how the LumiraDx D-Dimer test performed compared to the VIDAS Exclusion II D-Dimer assay.

Strategic Partners and Manufacturing and Supply Agreements, page 171

17.   Your disclosure elsewhere in the prospectus indicates that the NHS is one of your key customers. Please describe the terms of your agreement with NHS in this section (or elsewhere in Business, as appropriate) and file the agreement as an exhibit to your registration statement or advise. Please also revise the disclosure on page 6 to clarify whether the 29% and 17% customers referenced in that section are CVS and NHS, respectively.

Unaudited Pro Forma Condensed Combined Financial Statements
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, page 199

18.   Please expand the information you have presented in 5(f) to indicate how you determined the 210,094,902 LMDX ordinary shares and 12,615,403 LMDC common shares issued as a result of the Subdivision.

19.   Please tell us why pro forma adjustments 5(k) and 5(l) which reflect fees that are deemed to be direct and incremental costs of the mergers are not reflected as pro forma adjustments to your pro forma condensed combined statement of operations. Refer to Rule 11-02(a)(i)(6)(B) of Regulation S-X. Please also reconcile the $1.5 million referred to in the note 5(k) to the $3.099 million adjustment reflected on the pro forma balance sheet.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 200

20.   Please expand Note 6(c) to disclose the number of shares issued by LMDX and how the deemed fair value was determined.

LumiraDX's Management's Discussion and Analysis if Financial Condition and Results of Operations
Comparison of the years ended December 31, 2019 and 2020 - Cost of sales, page 212

21.   Please expand your disclosures to provide additional insight as to why your $13.2 million write down of inventory to net realizable value was necessary. Please also expand your critical accounting policy disclosures on page 224 to identify the material assumptions management utilized in determining the allowance for excess or obsolete inventory. If a potential for future write downs exist, please address such risk.

Description of LumiraDx's Securities
Transfer of LMDX Ordinary Shares, page 240

22.   Please revise your disclosure in this section to describe the circumstances that would trigger a Mandatory Transfer.

Exhibits

23.   Please file the offer letters referenced on page 134 as exhibits to your registration statement or tell us why they are not required to be filed.

24.   Please file an opinion as to the material tax consequences of the Merger. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

You may contact David Burton at 202-551-3626 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin M. O'Connor